Exhibit 99.1

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 September 5, 2012                                                                                                   NR 18 - 2012

Avrupa progress in Portugal

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Company acquires Arcas Au-W license in N. Portugal Au-W Belt

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Avrupa now holds 9 licenses, covering 2,608 km2 in Portugal

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Alvito license is highly prospective for porphyry Cu-Au mineralization

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Marateca prospecting report upgrades five new VMS target areas

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Arga license shows potential for intrusion-related gold deposits

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide the following details of progress on their work programs in Portugal, other than the Alvalade JV in the Iberian Pyrite Belt (with Antofagasta Minerals SA) and the Covas JV in the northern Portugal Au-W Belt (Blackheath Resources).

Arcas:

The Company acquired the Arcas Au-W license in northern Portugal.  The Mining Bureau of Portugal (DGEG) awarded a two-year exploration contract to Avrupa, covering 75.8 km2.  The area was previously explored for tungsten deposits, but no past production has been reported.  During 2011, the Company collected a total of five select samples of quartz vein material around the project area that averaged 2.15 ppm gold and ranged from 0.405 ppm gold to 3.89 ppm gold.  Avrupa will explore for the possibilities of a gold-bearing, sheeted vein system related to granitic intrusions, which are common within the area of the license.  The Company now holds nine licenses in Portugal, totaling approximately 2,608 km2.  Location of the Company holdings in Portugal can be accessed at the following site:

http://avrupaminerals.com/_resources/Portugal_licenses_September_2012.jpg

Alvito:

The Company is in the process of completing a prospection report covering the parts of the new Alvito license which fall into the Ossa Morena metallogenic zone, lying just north and northeast of the Iberian Pyrite Belt in Portugal.  The Company’s geologists reviewed a number of old workings and prospects within the license area, and established that all the prospects visited are potentially open for porphyry copper-gold exploration.  The prospecting team collected 46 select rock samples around the old workings.  Of the samples collected, 17 (37%) contained detectable gold of 200 ppb or better, five of which contained greater than 1 ppm of gold.  A total of 22 (48%) of these samples contained copper values greater than 1% copper, up to 9.4% copper.

In addition, the Company recently obtained a partial historical data set from the Portuguese Geological Survey (LNEG) that includes copper and zinc sample results from a total of 66,500 soil samples previously collected within the boundaries of the license area.  Review of the results indicates a NW-trending zone of copper anomalies that stretches across the license for more than 20 kilometers, with a width of 3-4 kilometers, and covers not only the prospects visited, but also other areas not previously recognized as definitively prospective.  In addition to porphyry copper and gold potential, the license covers Pyrite Belt target extensions from across the adjacent Marateca license at the north end of the concession.  Avrupa has already begun the process of identifying and contacting potential partners for further exploration on the license.  For further information concerning the Alvito license, please go to the following link to a short exploration presentation:

http://avrupaminerals.com/_resources/Portugal_update_Sept2012.pdf

Marateca:

The Company completed a prospecting review of the Marateca license, and determined the geological validity of five more potential massive sulfide drill targets, not previously reviewed.  All five of the new target areas have typical, prospective Pyrite Belt massive sulfide target rock units exposed at the surface. After Avrupa upgrades the areas with geological mapping, sampling, and targeting work, all five new areas should be drillable.  There are several other potential target areas within the license that have not yet been reviewed, in addition to the São Martinho, Volta, and Serrinha targets where Avrupa performed first-pass recon and stratigraphic drill testing in previous years.  The Company is actively pursuing potential JV partners to advance this license to the next stage.

http://avrupaminerals.com/_resources/Portugal_update_Sept2012.pdf

Arga:

Compilation and interpretation work commenced on the Arga license, adjacent to the Covas Joint Venture in northern Portugal.  Previous work in the Arga area indicates the potential for gold-bearing, sheeted vein systems, spatially related to granitic intrusive rocks, as at neighboring Covas project area.  Avrupa considers both Arga and Covas to be part of the belt of granitic intrusions in northern Portugal that have potential for containing intrusion-related Au-W targets.  As mentioned above, the Company holds the newly-issued Arcas license in the same belt, and has several other applications in the belt in process at the DGEG.

Generative work:

The Company continues to identify and attempt to acquire other potentially prospective areas in the Pyrite Belt.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  Avrupa intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including eight in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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